UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-38677

CUSIP Number: 74933X104

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ra Medical Systems, Inc.

Full Name of Registrant

Former Name if Applicable

2070 Las Palmas Drive

Address of Principal Executive Office (Street and Number)

Carlsbad, CA 92011

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Ra Medical Systems, Inc. (“Ra Medical”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (the “Form 10-Q”).

As previously announced in the Form 8-K filed on October 31, 2019, the Audit Committee of Ra Medical’s Board of Directors (the “Audit Committee”) substantially completed its investigation that it had announced in the Form 8-K filed on August 12, 2019.  As also previously announced, the Company voluntarily contacted the SEC regarding the Audit Committee’s investigation. In October 2019, the Department of Justice (“DOJ”) provided the Company with a Civil Investigative Demand (“CID”) seeking information with respect to a False Claims Act investigation.  The Company is reviewing the facts and circumstances surrounding its 510(k) marketing clearance in response to the DOJ’s CID. Ra Medical is not in a position to file its Form 10-Q until it has made substantial progress on that review. Ra Medical cannot predict the duration or outcome of its review.  Therefore, Ra Medical is expecting to not be able, without unreasonable effort or expense, to timely file the Form 10-Q by the deadline prescribed by SEC rules.  If Ra Medical is unable to file the Form 10-Q within the five calendar day extension, then Ra Medical plans to file the Form 10-Q as soon as practicable thereafter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Jackson	760	804-1648
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Registrant has not yet filed Form 10-Q for Period Ended June 30, 2019

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No*

*	Ra Medical is unable to provide a reasonable estimate of its results of operations for the three and nine months ended September 30, 2019 for the reasons set forth in Part III above.

Forward-Looking Statements

“Safe Harbor” Statement Under U.S. Private Securities Litigation Reform Act of 1995

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), regarding Ra Medical’s expectations with respect to its review of the 510(k) marketing clearance.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to  Ra Medical’s 510(k) marketing clearance; Ra Medical’s response to the Audit Committee’s findings, conclusions and recommendations; the review by Ra Medical’s independent registered public accounting firm of the Audit Committee’s findings, conclusions and recommendations and Ra Medical’s financial statements; the risk that the completion and filing of the Form 10-Q will take longer than expected; and the risk that Ra Medical will be unable to file the Form 10-Q within the extension period of 5 calendar days provided under Rule 12b-25 of the Exchange Act. Ra Medical disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Ra Medical Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2019	By/s/ Andrew Jackson
Andrew Jackson
Interim Chief Executive Officer and Chief Financial
Officer